

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Robert B. Ford
President and Chief Executive Officer
ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

  Re: ABBOTT LABORATORIES
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 19, 2021
    File No. 001-02189

Dear Mr. Ford:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences